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                              ATLAS RESOURCES, LLC
                                 311 Rouser Road
                        Moon Township, Pennsylvania 15108

                                 (412) 262-2830



                                 April 28, 2006





ELECTRONIC FILING
-----------------


Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N. W.
Washington, DC 20549

         RE: Withdrawal of Registration Statement on Form 10 filed by Atlas America Public #15-2005 Program on April 28, 2006 SEC File No. 333-127355
                  --------------------------------------------------------


Dear Mr. Schwall:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Atlas America Public #15-2005 Program (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Registration Statement on Form 10 (Accession Number: 0000950116-06-001372) filed on April 28, 2006, together with all exhibits thereto, hereinafter collectively referred to as the "Form 10." The Form 10 is being withdrawn because it should have been, and will be, filed by Atlas America Series 26-2005 L.P. as the registrant.

         The Registrant requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         Please forward copies of the order consenting to the withdrawal of the Form 10 to the undersigned at Atlas Resources, LLC, 311 Rouser Road, P.O. Box 611, Moon Township, Pennsylvania 15108 Fax: (412)262-2820, and Gerald A. Bollinger, Kunzman & Bollinger, Inc., 5100 N. Brookline, Suite 600, Oklahoma City, Oklahoma 73112 Fax: (405)942-3527.

         Please direct any questions regarding this application for withdrawal to Gerald A. Bollinger, of Kunzman & Bollinger, Inc., legal counsel to the Registrant, at (405) 942-3501.



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ATLAS RESOURCES, LLC

Mr. H. Roger Schwall
Securities and Exchange Commission
April 28, 2006
Page 2

                                ATLAS AMERICA Public #15-2005 PROGRAM
                                (Registrant)

                                By:  Atlas Resources, LLC
                                     Managing General Partner

                                By:  /s/ Jack L. Hollander
                                     ------------------------------------------
                                     Jack L. Hollander, Senior Vice President -
                                     Direct Participation Programs